
SEC MAIL
RECEIVED
PROCESSING
FEB 26 2007
WASH, D.C.
199
SECTION


07001959

SECU SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Wall Street Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street, Suite 350
(No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles P. Lazzaro (858) 454-3551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rushall, Reital & Randall, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

400 S. Sierra Avenue, Suite 200	Solana Beach, CA		92075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles P. Lazzaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Wall Street Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KIM KIEFER
Commission No. 1691208
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires Sept. 30, 2010

Notary Public

Signature
Charles P. Lazzaro
President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors report on internal accounting control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WALL STREET CORPORATION

December 31, 2006 and 2005

CONTENTS

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report

Board of Directors
First Wall Street Corporation
La Jolla, California

We have audited the accompanying statements of financial condition of First Wall Street Corporation (an S Corporation) as of December 31, 2006 and 2005 and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Wall Street Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 16 through 21 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rushall, Reital & Randall
Solana Beach, California
February 6, 2007

Rushall Reital & Randall

FIRST WALL STREET CORPORATION
STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

ASSETS

	2006	2005
Current assets		
Cash and cash equivalents	$ 287,836	$ 321,006
Marketable securities	391,373	392,880
Commissions receivable	633,708	506,627
Prepaid expenses	267,183	301,402
Prepaid taxes	2,317	0
	1,582,417	1,521,915
Property and equipment		
Furniture and fixtures	134,919	135,867
Automobile	105,789	105,789
Less accumulated depreciation	(149,084)	(139,992)
	91,624	101,664
Other assets		
Deposits	6,275	6,275
	$ 1,680,316	$ 1,629,854

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

LIABILITIES AND SHAREHOLDER'S EQUITY

	2006	2005
Current liabilities		
Commissions payable	$ 560,564	$ 447,218
Accrued expenses	170,057	136,502
Income tax payable	0	13,835
Deferred income taxes	4,500	4,500
	735,121	602,055
Shareholder's equity		
Common stock, no par value; 10,000,000 shares authorized, 600,000 shares issued and outstanding	60,000	60,000
Retained earnings	885,195	967,799
	945,195	1,027,799
	$ 1,680,316	$ 1,629,854

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENTS OF INCOME

Years Ended December 31, 2006 and 2005

	2006	2005
Commissions earned	$ 10,075,243	$ 11,548,896
Interest and dividends earned	455,546	377,832
Loss on sale of trading securities	(5,853)	(8,542)
	10,524,936	11,918,186
Salaries and related expenses	7,816,481	8,809,900
Brokerage, clearing and exchange fees	815,170	1,090,766
Insurance	341,596	326,018
Occupancy and equipment rental	159,991	194,492
Professional and other fees	183,917	150,763
Other administrative expenses	141,685	135,734
Loss on legal settlements	39,380	90,906
Communications	23,237	20,360
	9,521,457	10,818,939
Net operating income	1,003,479	1,099,247
Loss on disposition of assets	0	(644)
Unrealized loss on marketable securities	0	(861)
Income before taxes	1,003,479	1,097,742
Income tax expense		
Current	16,083	18,335
Deferred	0	0
	16,083	18,335
Net income	$ 987,396	$ 1,079,407

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 987,396	$ 1,079,407
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on disposition of assets	0	644
Unrealized loss on marketable securities	0	861
Interest earned on treasury bills	(17,990)	(12,063)
Depreciation	19,588	19,272
(Increase) decrease in assets:		
Commissions receivable	(127,081)	218,047
Prepaid expenses	34,219	(3,369)
Prepaid taxes	(2,317)	9,909
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	146,901	(106,296)
Income tax payable	(13,835)	13,835
Net cash provided by operating activities	1,026,881	1,220,247
Cash flows from investing activities:		
Purchase of marketable securities (T-bills)	(780,503)	(785,518)
Proceeds from redemption of marketable securities (T-bills)	800,000	800,000
Purchases of equipment and furniture	(9,548)	(5,845)
Net cash provided by investing activities	9,949	8,637
Cash flows from financing activities:		
Dividends paid	(1,070,000)	(1,225,000)
Net cash used by financing activities	(1,070,000)	(1,225,000)
Net (decrease) increase in cash and cash equivalents	(33,170)	3,884
Beginning cash and cash equivalents	321,006	317,122
Ending cash and cash equivalents	$ 287,836	$ 321,006

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No interest was paid during the years ended December 31, 2006 and 2005.

Income taxes paid (received) during the years ended December 31, 2006 and 2005 were $32,235 and ($5,409), respectively.

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

Years Ended December 31, 2006 and 2005

	Number of Common Shares Outstanding	Common Stock	Retained Earnings	Total
Balance at December 31, 2004	600,000	$ 60,000	$ 1,113,392	$ 1,173,392
Dividends paid	0	0	(1,225,000)	(1,225,000)
Net income	0	0	1,079,407	1,079,407
Balance at December 31, 2005	600,000	60,000	967,799	1,027,799
Dividends paid	0	0	(1,070,000)	(1,070,000)
Net income	0	0	987,396	987,396
Balance at December 31, 2006	600,000	$ 60,000	$ 885,195	$ 945,195

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM OF GENERAL CREDITORS

Years Ended December 31, 2006 and 2005

There were no liabilities subordinated to the claim of general creditors as of December 31, 2006 and 2005.

See accompanying notes to financial statements.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

First Wall Street Corporation (the "Company") was formed in 1982 and is a licensed securities broker-dealer under the jurisdiction of the NASD (National Association of Securities Dealers, Inc.). The Company operates as an introducing broker and sells investments to clients. The investment sales generate commissions to the Company. Most of the Company's clients are located in the Southern California area. The Company conducts its business in accordance with the exemption under section (k)(2)(ii) of rule 15c-3-3.

In July of 1997, the Company elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. Under "S" Corporation status, the annual taxable income and losses of the Company is reported by the shareholders on their individual Federal and State income tax returns. No Federal income tax liability will be reflected in the financial statements.

Cash and cash equivalents

The Company considers cash and investments with maturity dates of three months or less at the date of investment to be cash and cash equivalents.

Marketable securities

Marketable securities consist of publicly traded U.S. government obligations which are recorded at fair market value. They are considered trading securities and accrued interest is included in net income.

Concentrations of credit risk

During the years ended December 31, 2006 and 2005, the Company maintained some of their cash in deposit accounts that are not federally insured. The amount of cash that was not federally insured totaled $134,539 and $155,946, as of December 31, 2006 and 2005, respectively.

Marketable securities with fair market values of $391,373 and $392,880 at December 31, 2006 and 2005, respectively, are maintained in a financial institution in an account that is not federally insured.

The majority of commissions receivable as of December 31, 2006 and 2005 are due from Wedbush Morgan Securities.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over statutory periods. The Modified Accelerated Cost Recovery System (MACRS) is being used for income tax purposes.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 and 2005, the Company had net capital of $558,868 and $596,677, respectively, and a net capital requirement of $50,000 and $100,000 for the years ended December 31, 2006 and 2005, respectively.

NOTE C: SECURITIES INVESTOR PROTECTION CORPORATION MEMBERSHIP

The Company is a member in good standing of the Securities Investor Protection Corporation.

NOTE D: CLEARING AGREEMENT

The Company entered into an agreement in September of 1982 with Morgan, Olmstead, Kennedy & Gardner which became Wedbush Morgan Securities in 1988 whereby all security transactions are cleared through Wedbush Morgan Securities.

NOTE E: LEASE COMMITMENTS

The Company has a commitment under an operating lease with a remaining noncancellable term in excess of one year at December 31, 2006, pertaining to rental of office space. The lease for office space expires in the year 2009. The aggregate annual rentals for office space at December 31, 2006 are approximately as follows:

Year Ending December 31,	
2007	$207,000
2008	215,000
2009	110,000
	$532,000

On January 31, 2006, the Company entered into a sublease agreement with a sublessee which expires in June, 2009. The estimated minimum lease payments to be received under this sublease are as follows:

Year Ending December 31,	
2007	$ 47,000
2008	49,000
2009	25,000
	$121,000

Total approximate rent expense for premises net of sublease rent income of approximately $44,100 and $0 for the years ended December 31, 2006 and 2005, respectively, were approximately $159,300 and $194,500 for the years ended December 31, 2006 and 2005, respectively.

NOTE F: INCOME TAXES

The provisions for income taxes at December 31, 2006 and 2005 were as follows:

2006	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State	16,083	0	16,083
	$16,083	$ 0	$16,083

2005	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State	18,335	0	18,335
	$ 18,335	$ 0	$ 18,335

The Company's total deferred tax assets, deferred tax liabilities, and deferred tax asset valuation allowances at December 31, 2006 and 2005 are as follows:

	2006	2005
Total deferred tax liabilities	$ 11,000	$ 12,100
Total deferred tax assets	6,500	7,600
Less: valuation allowance	0	0
	6,500	7,600
Net deferred tax liability	$ 4,500	$ 4,500

NOTE F: INCOME TAXES, continued

These amounts have been presented in the Company's financial statements as follows:

	2006	2005
Deferred income taxes-current	$ 4,500	$ 4,500
Deferred income taxes-noncurrent	0	0
Net deferred tax liability	$ 4,500	$ 4,500

Deferred income taxes result from the differences between book and tax income. The timing differences relate principally to commission income and expense reported on a cash basis for tax purposes.

NOTE G: PROFIT SHARING PLAN

The Company established a qualified 401(K) plan for all employees over the age of 21 employed on July 1, 1997. Other employees will become eligible after completing one year of service with the Company. Participants may contribute up to 20% of their pay, subject to certain statutory limits. The Company may also make discretionary matching contributions. Employees' contributions are vested immediately and employer contributions are vested over six years of service with the Company. The Company made no contributions for the years ended December 31, 2006 and 2005.

NOTE H: CONTINGENCIES

There are several legal proceedings against the Company with respect to matters arising in the ordinary course of business. Legal fees related to these proceedings in the amount of $157,901 have been accrued at the balance sheet date. No provision for losses beyond these legal fees has been made because the ultimate liability is too uncertain to be reasonably estimated.

FIRST WALL STREET CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Years Ended December 31, 2006 and 2005

	2006	2005
Total shareholder's equity	$ 945,195	$ 1,027,799
Deduct shareholder's equity not allowable	0	0
Total shareholder's equity qualified for net capital	945,195	1,027,799
Total liabilities subordinated to claims of general creditors allowable in computation of net assets	0	0
Total non-allowable assets	365,082	409,341
Net capital before haircuts on securities positions	580,113	618,458
Less: Haircuts on securities	(6,125)	(6,524)
Fidelity bond adjustment pursuant to 3020 (b)(2)	(13,000)	(13,000)
Undue concentration	(2,120)	(2,257)
Net capital	$ 558,868	$ 596,677

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-3

For the Year Ended December 31, 2006

Minimum net capital requirement (6.67% of current liabilities)	$ 49,033	
Minimum dollar net capital required	50,000	
Net capital requirement - (the larger of the required net capital)		$ 50,000
Net capital for year ended December 31, 2006	558,868	
Net capital requirement	50,000	
Excess net capital	$ 508,868	
Excess net capital at 100% (less 10% of total aggregate indebtedness)		$ 485,356

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 735,121
Total aggregate indebtedness	$ 735,121
Ratio: Aggregate indebtedness to net capital	1.32

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Year Ended December 31, 2006

Reconciliation of computation of net capital pursuant to Rule 15c3-1

	Dealer's Unaudited Report 12/31/06	Audited Report 12/31/06	Difference
Total stockholder's equity	$ 1,043,622	$ 945,195	$ 98,427
Deduct stockholder's equity not allowed	0	0	0
Total stockholder's equity qualified for net capital	1,043,622	945,195	98,427
Total non-allowable liabilities	0	0	0
Total non-allowable assets	352,565	365,082	(12,517)
Net capital before haircuts on securities positions	691,057	580,113	110,944
Haircuts on securities	(6,125)	(6,125)	0
Fidelity bond adjustment pursuant to 3020 (b)(2)	(13,000)	(13,000)	0
Undue concentration	(654)	(2,120)	1,466
Net capital	$ 671,278	$ 558,868	$ 112,410

Schedule A - Reconciliation of stockholder's equity

Net income per unaudited statement	$ 1,102,686
Decrease in brokerage, clearing and exchange fees	610
Increase in administration expenses	(1,298)
Decrease in income tax expenses	2,317
Increase in professional fees	(113,261)
Increase in depreciation expense	(3,658)
Net income, audited report	987,396
Capital stock	60,000
Dividends paid	(1,070,000)
Retained earnings, December 31, 2005	967,799
Total shareholder's equity	$ 945,195

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4), continued

Year Ended December 31, 2006

	Dealer's Unaudited Report 12/31/2006	Audited Report 12/31/2006	Difference
Schedule B - Reconciliation of non-allowable liabilities:			
Liabilities subordinated to claims of general creditors	$ 0	$ 0	$ 0
Schedule C - Reconciliation of non-allowable assets:			
Other receivables	$ 0	$ 0	$ 0
Property and equipment - net	95,282	91,624	(3,658)
Security deposits	0	6,275	6,275
Prepaid expense	257,283	267,183	9,900
Suspense account	0	0	0
Total non-allowable assets	$ 352,565	$ 365,082	$ 12,517
Reconciliation of computation of net capital requirement pursuant to Rule 15c3-3			
Minimum net capital requirement (6.67% of current liabilities)	$ 41,457	$ 49,033	$ 7,576
Minimum dollar net capital required	50,000	50,000	0
Net capital requirement	$ 50,000	$ 50,000	$ 0
Net capital for year ended December 31, 2006	$ 671,278	$ 558,868	$ 112,410
Net capital requirement	50,000	50,000	0
Excess net capital	$ 621,278	$ 508,868	$ 112,410

The difference of $112,410 is due to the differences of net income, haircuts on securities, and non-allowable assets as explained in the schedule of reconciliation of net capital pursuant to Rule 15c3-1.

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

Years Ended December 31, 2006 and 2005

Not applicable because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Years Ended December 31, 2006 and 2005

Not applicable because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements.

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report on Internal Accounting Control

The Board of Directors
First Wall Street Corporation
La Jolla, California

In planning and performing our audit of the financial statements and supplemental schedules of First Wall Street Corporation (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rushall Reital & Randall

Rushall, Reital & Randall
Solana Beach, California
February 6, 2007

END